Sullivan & Worcester LLP	T 202 775 1200
1666 K Street NW	F 202 293 2275
Washington, DC 20006	www.sandw.com

April 8, 2011

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Alison White

Met Investors Series Trust

Post-Effective Amendment No. 38

to the Registration Statement on Form N-1A

SEC File Nos. 333-48456, 811-10183

Dear Ms. White:

On behalf of Met Investors Series Trust (the “Registrant”), this letter responds to your oral comments delivered on March 17, 2011 with respect to Post-Effective Amendment No. 38 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”), which was filed pursuant to Rule 485(a) under the Securities Act of 1933 on February 28, 2011. Set forth below is each comment and the Registrant’s response thereto.

1.	Comment: Within 15 business days of the effective date of the Registration Statement, the Registrant needs to file a post-effective amendment that includes an interactive data file.

Response: The Registrant will comply with the requirement that it file a post-effective amendment to its Registration Statement that includes an interactive data file within 15 business days of the effective date of the related Registration Statement.

2.	Comment: Please confirm that all webpage references contain operable links that will take an individual directly to the website where the relevant information is posted.

Response: The webpage references included in the Registration Statement will contain operable links that will take an individual directly to the website where the relevant information is posted.

3.	Comment: The Registrant should review its derivatives disclosure to confirm that it is not too standardized or generic and that it reflects investments the Portfolio actually plans to make. Reference is made to the July 30, 2010 letter from Barry D. Miller to the Investment Company Institute.

EDGAR Operations Branch

April 8, 2011

Response: In drafting the disclosure contained in the Registration Statement, the Registrant took into consideration the guidance set forth in the July 30, 2010 letter from Barry Miller to the Investment Company Institute. The disclosure in the Registrant’s Registration Statement concerning derivatives reflects how such investments will be utilized by the Portfolio.

4.	Comment: Please provide fee and expense information for the Portfolio to the SEC staff via correspondence prior to the effective date of the Registration Statement.

Response: The requested fee and expense information is attached as Exhibit A to this letter.

5.	Comment: Instead of using the capitalized term “Subadviser” to refer to T. Rowe Price Associates, Inc., please use the defined term “T. Rowe Price” instead.

Response: The prospectus has been revised to reflect that the defined terms “T. Rowe Price” and the “Subadviser” refer to T. Rowe Price Associates, Inc.

6.	Comment: With respect to the Portfolio’s investment objective, please confirm that the recitation of the investment objective in the Registration Statement reflects the formal language in the relevant fund document. If it does not, restate the investment objective in the Registration Statement to conform to the official fund documents.

Response: The Registrant confirms that the Registrant’s Board of Trustees has approved the investment objective as set forth in the Portfolio’s prospectus and that there are no other fund documents which specify a different investment objective.

7.	Comment: With respect to Part C, please file the actual amendment to the management agreement and investment subadvisory agreement for the Portfolio rather than forms of such documents.

Response: The Registrant will file the final versions of the amendment to the management agreement and investment subadvisory agreement for the Portfolio as exhibits to the post-effective amendment filing which will be submitted via EDGAR at the end of April 2011.

8.	Comment: Please include the Tandy representation in your response letter.

Response: The Tandy representation appears below.

*            *            *

The Registrant acknowledges that:

1.	it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced Registration Statement;

EDGAR Operations Branch

April 8, 2011

2.	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3.	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

*            *                 *

If you have any questions, please feel free to call me at (202) 775-1213.

Very truly yours,

/s/ John L. Chilton

Enclosure

cc:	Andrew L. Gangolf, Esq.

Michael P. Lawlor, Esq.

David C. Mahaffey, Esq.

Exhibit A

T. Rowe Price Large Cap Value Portfolio

(formerly Lord Abbett Growth and Income Portfolio)

PORTFOLIO SUMMARY:

Investment Objective

Long-term capital appreciation by investing in common stocks believed to be undervalued. Income is a secondary objective.

Fees and Expenses of the Portfolio

The following table describes the fees and expenses that you may pay if you buy and hold shares of the Portfolio. These fees and expenses are for the year ended December 31, 2010, and are expressed as a percentage of the Portfolio’s average daily net assets over that period. The table and the Example below do not reflect the fees, expenses or withdrawal charges imposed by your variable life insurance policy or variable annuity contract (the “Contract”). If Contract expenses were reflected, the fees and expenses in the table and Example would be higher. See the Contract prospectus for a description of those fees, expenses and charges.

Shareholder Fees (fees paid directly from your investment)—None

Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class B
Management Fee*	0.57%	0.57%
Distribution and/or Service (12b-1) Fees	None	0.25%
Other Expenses	0.02%	0.02%

Total Annual Portfolio Operating Expenses	0.59%	0.84%

*	Restated to reflect amended Management Fee schedule.

Example

The following Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year, that you reinvest all of your dividends and that the Portfolio’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Class A	Class B
1 Year	$60	$86
3 Years	$190	$269
5 Years	$330	$468
10 Years	$740	$1,040

Portfolio Turnover

The Portfolio pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs. These costs, which are not reflected in annual portfolio operating expenses or in the Example, affect the Portfolio’s performance. During the most recent fiscal year, the Portfolio’s portfolio turnover rate was 53.9% of the average value of its portfolio.

Principal Investment Strategies

T. Rowe Price Associates Inc. (“T. Rowe Price”), subadviser to the Portfolio, invests, under normal circumstances, at least 80% of the Portfolio’s net assets in securities of large companies the portfolio manager regards as undervalued.

The Portfolio defines a large company as having a market cap that is either (i) larger than the current median market cap of companies in the Russell 1000 Value Index or (ii) larger than the three year average median market cap of companies in the index based on the previous three December 31 dates. The Russell 1000 Value Index is a widely used benchmark of the largest domestic value stocks. As of December 31, 2010, the median market cap for the Russell 1000 Value Index was approximately $3.45 billion. The market capitalization of the companies owned by the Portfolio and the Russell index changes over time; the Portfolio will not automatically sell or cease to purchase stock of a company it owns just because the company’s market capitalization falls below these levels.

The Portfolio may also purchase stocks of smaller companies.

The portfolio managers seek to identify companies that appear to be undervalued by various measures, and may be temporarily out of favor, but have good prospects for capital appreciation. In selecting investments, the portfolio managers generally look for one or more of the following:

■	low price/earnings, price/book value, price/sales, or price/cash flow ratios relative to the S&P 500, the company’s peers, or its own historical norm;

■	low stock price relative to a company’s underlying asset values;

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